FOR IMMEDIATE RELEASE         James M. Myers, Senior Vice President - Finance
                              (619) 677-3005


PETCO Adopts Shareholder Rights Plan


SAN DIEGO - September 11, 1998 - PETCO Animal Supplies, Inc. (NASDAQ:
PETC) announced today that its Board of Directors has adopted a Shareholder Rights Plan. The plan is not being adopted in response to any known effort to acquire the company but is intended to protect the long-term value of the company for its shareholders in the event of any unsolicited attempt to acquire the company.

Under the plan, a dividend of one right to purchase a fraction of a share of a newly-created class of preferred stock was declared for each share of common stock outstanding at the close of business on September 22, 1998. The rights, which expire on September 22, 2008, may be exercised only if certain conditions are met, such as the acquisition (or the announcement of a tender offer the consummation of which would result in the acquisition) of 15 percent or more of PETCO's common stock by a person or affiliated group. The distribution of the preferred share purchase rights is not taxable to the company's shareholders, nor does the issuance of the rights affect earnings per share or change the way in which the company's shares may be traded.

Once exercisable, and in some cases if certain additional conditions are met, the rights plan allows PETCO shareholders (other than the acquirer) to purchase common stock in PETCO or in the acquirer at a substantial discount.

The Board also has the right to redeem outstanding rights at any time before a person has acquired 15% or more of the outstanding common stock, at a price of $0.01 per right. The terms of the rights may be amended by the Board in certain circumstances. A complete description will be filed with the Securities and Exchange Commission.

PETCO is a leading specialty retailer of premium pet food and supplies. PETCO operated 461 stores, including 399 superstores, in 33 states and the District of Columbia as of August 1, 1998.